October 12, 2011

VIA EDGAR AND EMAIL

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Celeste M. Murphy, Legal Branch Chief Terry French, Accountant Branch Chief Michael Henderson, Staff Accountant Paul Fischer, Attorney-Advisor

Re:	Ubiquiti Networks, Inc. Registration Statement on Form S-1 Amended on September 16, 2011 File No. 333-174974

Ladies and Gentlemen:

We are submitting this letter on behalf of Ubiquiti Networks, Inc. (the “Company”) to update the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-174974) (the “Registration Statement”).

On October 11, 2011, we advised Mr. Fischer of the Staff orally that the Company intended to file an amendment to the Registration Statement on or about October 12, 2011 to provide a recent developments section providing a range of the Company’s expected revenues and operating income for the three months ended September 30, 2011 (the “September Quarter”). At the time of our discussion with Mr. Fischer, the Company was working to complete the closing of its financials for the September Quarter and was in discussions with its underwriters regarding its ability to conclude the closing of its books and have a review of such information by its independent auditors. On the evening of October 11, 2011, we were advised that the Company had not made sufficient progress in completing its close process and had determined not to include the recent developments section in a pre-effective amendment to the Registration Statement. We advised Messrs. Fischer and Henderson of the Staff of these developments and the Staff requested that we provide the Staff with supplemental information regarding its determination not to provide a recent developments section for the September Quarter.

On behalf of the Company, we supplementally advise the Staff that the Company has not sufficiently completed its close process to be able to provide a range of revenues and operating income for the September Quarter to investors with a sufficient level of confidence. The Company’s close process was disrupted by a typhoon in Asia that occurred in the last few days

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

October 12, 2011

of the September Quarter and work days to complete the close of its books early were lost. However, the Company has advised us that no negative impact on the Company’s operating results or financial conditions occurred as a result of the typhoon. In addition, national holidays in China from October 1, 2011 to October 7, 2011 also resulted in lost work days. The Company’s close process has not been sufficiently completed to enable its independent auditors to commence a review of the results. Because of the preliminary status of its closing process, the Company believes it does not have a sufficient level of certainty regarding its estimates of a range of revenue and operating income to provide to investors. Notwithstanding the foregoing, the Company has a good faith belief that the trends in its financial performance set forth in the preliminary prospectus included in Amendment No. 4 to the Registration Statement are consistent with the Company’s performance in the September Quarter. The Company has advised us that it is not aware of any material and adverse trends or results for the September Quarter.

Other Matters

Please direct your questions or comments to Robert P. Latta (650-320-4646; rlatta@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:

Robert J. Pera, Ubiquiti Networks, Inc.

John Ritchie, Ubiquiti Networks, Inc.

Steven J. Hanley, Esq., Ubiquiti Networks, Inc.

Robert P. Latta, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Joseph K. Wyatt, Esq., Wilmer Cutler Pickering Hale and Dorr LLP